UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
FORM 11-K
_____________________

(Mark One)
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2016

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number 0-18859

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, OK 73104
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Sonic Corp. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015, and Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

The Sonic Corp. Savings and Profit Sharing Plan Administrative Committee
Sonic Corp. Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedules of schedule H, Line 4a - schedule of delinquent participant contributions for the year ended December 31, 2016 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP
Oklahoma City, Oklahoma June 23, 2017

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Investments, at fair value	$54,976,535	$48,758,528

Receivables:
Participant contributions	96,412	89,476
Employer contributions	204,741	194,134
Notes receivable from participants	855,173	968,444
Other	13,856	17,456
Total receivables	1,170,182	1,269,510

Total assets	56,146,717	50,028,038

Liabilities:
Other	25,225	5,000
Total liabilities	25,225	5,000

Net assets available for benefits	$56,121,492	$50,023,038

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2016
Change attributed to:
Investment income:
Net appreciation in fair value of investments	$2,359,129
Interest and dividends	754,595
Total net investment income	3,113,724

Interest income on notes receivable from participants	39,429

Contributions:
Participants	4,422,505
Employer	2,536,955
Rollover	374,471
Total contributions	7,333,931
Total additions	10,487,084

Deductions:
Benefit payments	4,260,891
Administrative expenses	127,739
Total deductions	4,388,630

Net increase in net assets available for benefits	6,098,454
Net assets available for benefits at beginning of year	50,023,038
Net assets available for benefits at end of year	$56,121,492

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2016

1.  Description of the Plan

General

The Sonic Corp. Savings and Profit Sharing Plan (“the Plan”), was last amended and restated January 1, 2013.  The Plan has been amended three times subsequent to the restatement date, with the most recent amendment on August 11, 2016.  As a result of the restatement in 2013, the Plan became a Safe Harbor Plan in accordance with Treasury Regulations Sections 1.401(k)-3 and 1.401(m)-3 covering “eligible employees” of Sonic Corp. (“the Employer” or “the Company”), as defined in the Plan document.  Generally, an employee is eligible to participate in the Plan for salary deferral if the employee is 21 years old or older and is eligible for matching contributions after the employee has also completed one year of service.  An eligible employee’s entry date into the Plan is the first day of the next calendar quarter (January 1st, April 1st, July 1st, October 1st) following the date on which the employee satisfies the eligibility requirements of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  See the Plan document for a more complete description of the Plan’s provisions.

Investments

The Plan's investments are held by an appointed trust company.  The Plan’s record keeper is Transamerica Retirement Solutions (“Transamerica”) and the trustee for the Plan is State Street Bank and Trust Company (“SSBT”).

Contributions

Participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document.  Eligible employees are required to affirmatively elect to participate in the Plan in order to make deferral contributions and take advantage of the safe harbor matching contributions made by the Company. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan limits a participant’s contributions to the Sonic Stock investment fund to 25% of the participant’s total contributions.  Highly compensated employees receive safe harbor matching contributions equal to 100% of the first 3% of participant contributions and 50% of the next 3% of participant contributions.  Non-highly compensated employees receive safe harbor matching contributions equal to 100% of the first 3% of participant contributions and the second 3% of participant contributions as follows:
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Years of Service	Employer Match (1)
Less than 10 years (50% of second 3% salary deferral)	1.5%
Between 10 years and 19 years (75% of second 3% salary deferral)	2.25%
20 or more years (100% of second 3% salary deferral)	3%
————————
(1)  Amount represents employer match for second 3% of participant contributions. Salary deferral contributions that exceed 6% of the participant’s compensation, as defined by the Plan, will not be taken into account when calculating matching contributions.

Sonic Corp. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2016

Nonelective contributions may be made each Plan year on behalf of each participant at the discretion of the Employer.  Each participant must be an eligible employee, employed on August 31st of the applicable Plan year and employed on the date the contribution is made.  The Company made nonelective contributions totaling $103,775 during 2016.  Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors.  No such discretionary profit sharing contribution was made for 2016. Contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  All safe-harbor matching and nonelective contributions made after January 1, 2013 vest immediately.  Employer contributions made to the Plan prior to January 1, 2013 are 100% vested after six years of credited service, with 20% vesting after two years of service, followed by additional 20% annual increments through the sixth year.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts may be used to reduce employer contributions and to pay plan expenses.  For the year ended December 31, 2016, forfeitures paid plan expenses of $31,631.  Unallocated forfeited non-vested balances of $20,829 and $4,674 were included in the Plan assets at December 31, 2016 and 2015, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings and charged with applicable administrative expenses.  Allocations are based on participant compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  Participants are limited to one outstanding loan at any one time.  The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement, a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive a distribution of his/her vested interest.  Distributions made to individuals who have not attained the age of 59 ½ may be subject to a 10% early distribution penalty. A participant may also make withdrawals on account of hardship, as defined by the Plan.

Sonic Corp. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2016

Administration and Revenue Sharing

The Plan is administered by the Sonic Corp. Savings and Profit Sharing Plan Administrative Committee (the "Plan Administrator").  Certain administrative expenses incurred by the Plan may be paid by the Company.  For the year ended December 31, 2016, the Company paid plan expenses of $147,767.

The Plan earns revenue-sharing credits from certain investment funds.  The credits may be used to pay Plan expenses.  During 2016, $84,851 was used to pay expenses incurred by the Plan.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue Company contributions at any time.  Upon termination of the Plan, the rights of participants under the Plan shall become 100% vested and non-forfeitable, and the net assets of the Plan will be distributed by the Plan Administrator.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses was recorded as of December 31, 2016 or 2015.  If a participant ceases to make a note repayment and the Plan Administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at published market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year end.

Sonic Corp. common stock is held by participants in a unitized fund, which means participants do not own shares of Sonic Corp. common stock, but rather own an interest in the unitized fund.  The fund consists of common stock and cash equivalents to meet the fund’s daily cash needs.  Unitizing the fund allows for daily trades.  The value of a unit reflects the combined value of the Sonic Corp. common stock and cash held by the fund.  The Plan owns the underlying assets of shares in common stock and the underlying cash.

Sonic Corp. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2016

The Plan invests in investment contracts through a common/collective trust fund, the Diversified Stable Pooled Fund, which is solely invested in the Wells Fargo Stable Return Fund W (“the Fund”).  Shares of the Fund are valued at contract value, which represents the NAV of shares held by the Plan at year end, as a result of the adoption of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2015-10. Refer to Recent Accounting Pronouncements for details regarding the adoption of this standard.

The Fund is designed to deliver safety and stability by preserving principal and accumulating earnings.  This Fund is primarily invested in guaranteed investment contracts, bank investment contracts and synthetic investment contracts.  Participant redemptions have no restrictions.

Withdrawals from the Fund which are due to the Plan’s initiated events will be made within the 12-month period following receipt of the Plan’s written withdrawal request by Transamerica.  Initiated events are events within the control of the Plan which Transamerica reasonably determines would have an adverse financial effect on the Fund including, but not limited to, a merger, layoffs, bankruptcy, full or partial Plan termination and early retirement incentive programs.  During the above referenced 12-month period, benefit distributions and participant-directed transfers to non-competing funds will be permitted from the Fund, subject to a 90-day equity wash provision.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit and market risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States (“U.S.”) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2015, the FASB issued ASU No. 2015-10, "Technical Corrections and Improvements." The update clarified the definition of "readily determinable fair value" to include “the fair value of an equity security that is an investment in a mutual fund or in a structure similar to a mutual fund (that is, a limited partnership or a venture capital entity) is readily determinable if the fair value per share (unit) is determined and published and is the basis for current transactions." Based on this definition, it was determined that the NAV of the common/collective trust fund is the fair value and will be disclosed as such. The update was adopted for the year ended December 31, 2016 and applied retrospectively. The adjustment from contract value to fair value for the year ended December 31, 2015 has been removed to conform to current-year presentation and was not material.

Sonic Corp. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2016

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts ("FBRICs"), (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient,” which simplifies the required disclosures related to employee benefit plans. Part I of the guidance distinguished between direct and indirect investments in FBRICs and removed the requirements to measure and disclose direct investments in FBRICs at fair value. Contract value is the only required measure for direct investments in FBRICs. The guidance clarified that indirect investments in FBRICs should be disclosed at fair value, and the reconciliation to contract value is no longer needed. Part II eliminated the requirement to disaggregate investments by nature, risks and characteristics; however, plans must continue to disaggregate investments by general type of plan asset. Part II also eliminated the requirement to disclose individual investments that represent five percent or more of net assets available for benefits and to disclose net appreciation or depreciation for investments by general type. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. This guidance is effective for fiscal years beginning after December 15, 2015, and should be applied retrospectively. Early adoption is permitted. Part II of the guidance was early adopted for the year ended December 31, 2015 and was applied retrospectively. Part I of the guidance was adopted for the year ended December 31, 2016 and was applied retrospectively. Other than the elimination of the above noted disclosures, the adoption did not have a material impact on the financial statements of the Plan.

3.  Income Tax Status

As of December 31, 2016, the Plan was operating under a determination letter from the IRS dated January 14, 2015 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's ERISA counsel believe that the Plan is designed and currently being operated in material compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related Trust is tax exempt.  The Company has indicated that it will take the necessary steps to maintain the Plan’s qualified status. The Plan has again filed with the IRS on January 30, 2017 for a determination as to its continued qualified status under Section 401(a) of the Code. The Plan administrator and ERISA counsel have no reason to believe such determination will not be issued.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

Sonic Corp. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2016

4.  Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  To determine fair value, a three-level hierarchy is used.  The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).  The three levels of the fair value hierarchy are described below:

•
Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.  An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 valuations use inputs other than actively quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 valuations use unobservable inputs for the asset or liability.  Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

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	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$49,407,792	$—	$—	$49,407,792
Sonic Corp. Common Stock	2,677,457	—	—	2,677,457
Cash Reserve Account	37,675	—	—	37,675
Common/Collective Trust:
Stable Pooled Fund	2,853,611	—	—	2,853,611
	$54,976,535	$—	$—	$54,976,535

Sonic Corp. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2016

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds	$42,908,025	$—	$—	$42,908,025
Sonic Corp. Common Stock	3,488,490	—	—	3,488,490
Cash Reserve Account	20,037	—	—	20,037
Common/Collective Trust:
Stable Pooled Fund	2,341,976	—	—	2,341,976
	$48,758,528	$—	$—	$48,758,528

5.  Related-Party Transactions

The Fund is managed by Transamerica.  Because Transamerica is the Plan’s record keeper, transactions involving the Fund qualify as party-in-interest transactions.  Additionally, a portion of the Plan’s assets are invested in a unitized fund holding the Company’s common stock.  Because the Company is the Plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions.  Another party-in-interest to the Plan is SSBT, which serves as the passive trustee for the Plan.  In this capacity, SSBT serves as the legal trustee of the Plan; however, as is permitted under the terms of the trust between SSBT and the Plan, SSBT has contracted with Transamerica for Transamerica to provide certain necessary duties and responsibilities for the operation of the trust.  Certain Plan investments are managed by SSBT, and these transactions qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

6.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

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	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$56,121,492	$50,023,038
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts held by
a common/collective trust	—	11,710
Net assets available for benefits per the Form 5500	$56,121,492	$50,034,748

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net income per the Form 5500:
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Year Ended
December 31, 2016
Net increase in net assets available for benefits per the financial statements	$6,098,454
Prior-year adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a
common/collective trust at December 31, 2015	(11,710)
Net income per the Form 5500	$6,086,744

Supplemental Schedules

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Plan Number 001

EIN: 73-1371046

Year Ended December 31, 2016

Participant Contributions	Total that Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions
$5	$5

See accompanying report of independent registered public accounting firm.

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan Number 001

EIN: 73-1371046

December 31, 2016

		(c)
		Description of
		Investment including
		maturity date, rate of
	(b)	interest, collateral,
	Identity of Issue, Borrower,	par or maturity	(e)
(a)	Lessor or Similar Party	value	Current Value
*	State Street Bank and Trust Company	Cash Reserve Account	$37,675
	American Funds EuroPacific Growth Fund	81,529 shares	3,672,066
*	Diversified Stable Pooled Fund	166,500 shares	2,853,611
	Dreyfus Intermediate Term Income	348,088 shares	4,612,164
	Federated U.S. Treasury Cash Reserves	1,332,874 shares	1,332,874
	Invesco Growth and Income	258,244 shares	6,812,486
	Invesco Small Cap Growth	138,292 shares	5,018,602
	JPMorgan MidCap Value	66,513 shares	2,421,090
	Lazard Emerging Markets Equity Instl	58,895 shares	939,965
	Mainstay Large Cap Growth	653,226 shares	5,460,972
	Oppenheimer International Bond	194,567 shares	1,091,522
*	Sonic Corp. common stock	100,983 shares	2,677,457
*	State Street Institutional Liquid Reserves Fund	125,654 shares	125,654
	Vanguard Total Stock Market Index	20,357 shares	1,141,593
	Vanguard Target Retirement Income	9,837 shares	126,013
	Vanguard Target Retirement Income 2015	39,799 shares	577,481
	Vanguard Target Retirement Income 2020	53,029 shares	1,498,589
	Vanguard Target Retirement Income 2025	166,951 shares	2,729,648
	Vanguard Target Retirement Income 2030	95,040 shares	2,775,158
	Vanguard Target Retirement Income 2035	152,914 shares	2,712,686
	Vanguard Target Retirement Income 2040	72,205 shares	2,181,314
	Vanguard Target Retirement Income 2045	126,606 shares	2,391,596
	Vanguard Target Retirement Income 2050	44,259 shares	1,345,018
	Vanguard Target Retirement Income 2055	12,969 shares	426,822
	Vanguard Target Retirement Income 2060	499 shares	14,479
	Total investments		54,976,535

*	Participant Loans	Interest rates from 4.25% to 7.00% with varying maturities	855,173
	Total		$55,831,708
*Indicates party-in-interest to the Plan.

Column (d) is not applicable as investments are participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SONIC CORP.

By: /s/ Corey R. Horsch
Corey R. Horsch, Chair of the Sonic Corp. Savings and Profit Sharing Plan Administrative Committee

Date:  June 23, 2017

EXHIBIT INDEX

Exhibit Number and Description

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm